SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Page | 1

AMBEV REPORTS 2024 THIRD QUARTER RESULTS[1]

“Our commercial performance delivered consistent top line growth, and Normalized EBITDA grew by high-single digits with margins expanding once again.” – Jean Jereissati, CEO

Total Volume (organic)	Net Revenue (organic)
-0.6% vs LY	+4.9% vs LY

Consolidated volumes declined by 0.6% (ex- Argentina, 1.3% growth). Brazil volumes grew 1.3% (+0.6% in Beer and +3.4% in NAB). In Central America and the Caribbean (“CAC”) volumes declined by 0.5%, with Dominican Republic volumes up mid-single digits. And soft industries in Argentina and Canada led to volume declines in Latin America South (“LAS”) (-7.7%) and Canada (-1.4%).

Top line performance was driven by net revenue per hectoliter (“NR/hl”) growth of 5.5%. Net revenue grew in all our reporting segments: Brazil NAB +14.8%, LAS[2] +6.9%, CAC +4.7%, Brazil Beer +3.5% and Canada +0.1%.

Normalized EBITDA (organic)	Normalized Profit
+8.5% vs LY	R$ 3,579.6 million

Normalized EBITDA growth was driven by CAC (+17.7%), LAS (+9.0%) and Brazil (+7.8%, with NAB +21.7% and Beer +5.8%), with a flat performance in Canada (0.0%). Gross margin expanded 180 bps to 50.3%, while Normalized EBITDA margin expanded 110 bps to 32.0%.

Normalized Profit declined by 11.4% compared to R$ 4,038.9 million in 3Q23, as increased income tax expenses in Brazil more than offset Normalized EBITDA growth and better net finance results.

Cash flow from operating activities	Capital Allocation
R$ 8,108.4 million
Cash flow from operating activities increased by 2.3% compared to R$ 7,923.0 million in 3Q23, mostly due to Normalized EBITDA growth coupled with better working capital.

Our Board of Directors has approved a share buyback program for the repurchase of up to 155,159,038 shares (which, based on the closing share price of October 30th, 2024, correspond to approximately R$ 2 billion) to be executed within the next 18 months. For further details please see the Share Buyback Program section on page 18.

[1] The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the nine-month period ended September 30, 2024, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

[2] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 15). For YTD24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes. Further details on the cap methodology are available at page 15.

ambev.com.br	Press Release – October 31st, 2024

Page | 2

MANAGEMENT COMMENTS

Solid top line and bottom line growth, as well as gross and Normalized EBITDA margins expansion

Our commercial execution coupled with operational leverage delivered a mid-single digit topline growth and high-single digit bottom line growth (with Argentina organic results capped), with gross and Normalized EBITDA margins expanding for the eighth consecutive quarter.

Brazil continued to lead the way. In Beer, premium/super premium brands increased volumes by low twenties, and our core plus brands grew by low teens in the quarter. It was the 14th consecutive quarter in which our premium/super premium brands growth outperformed total volumes. Our core brands declined by low-single digits, with Brahma and Antarctica each delivering high-single digit volume growth. Moreover, brand health indicators continued to improve (with record performance for Corona, Spaten, Budweiser and Original), which should support momentum going forward. In NAB, we achieved record volumes for a third quarter, with growth continuing to be driven by health and wellness and energy brands.

In CAC, top line grew by mid-single digits and bottom line grew in the high teens, with gross and Normalized EBITDA margins expansion. Performance was driven by the Dominican Republic, where we improved volumes across all beer segments, led by Presidente family of brands. As for LAS and Canada, we delivered sequential improvement in the quarter despite volume declines in Argentina and Canada given soft industries.

Cash COGS grew by low-single digits mostly driven by inflation and lower tailwinds from commodity prices hedges, while Cash SG&A rose by mid-single digits due to higher investments behind our brands and increased administrative expenses resulting from higher variable compensation accrual.

Normalized Profit decreased by 11.4%, with Normalized EBITDA growth and improved net finance results more than offset by higher income tax expense in Brazil given lower deductibility relating to government grants and IOC. And in terms of cash flow performance, cash flow from operating activities increased by R$185.5 million versus 3Q23.

YTD24 top line grew by 4.7% (flat volumes and NR/hl +4.8%), and Normalized EBITDA increased by 12.0%, with gross and Normalized EBITDA margins expansion. Normalized Profit declined by 6.7%.

Financial highlights - Ambev consolidated
R$ million	3Q23	3Q24	% As Reported	% Organic	YTD23	YTD24	% As Reported	% Organic
Volume ('000 hl)	45,344.0	45,062.6	-0.6%	-0.6%	131,567.4	131,504.8	0.0%	0.0%
Net revenue	20,317.8	22,096.7	8.8%	4.9%	59,747.6	62,417.3	4.5%	4.7%
Gross profit	10,094.8	11,124.1	10.2%	8.7%	29,757.3	31,325.7	5.3%	8.1%
% Gross margin	49.7%	50.3%	60 bps	180 bps	49.8%	50.2%	40 bps	160 bps
Normalized EBITDA	6,584.3	7,063.4	7.3%	8.5%	18,303.9	19,409.2	6.0%	12.0%
% Normalized EBITDA margin	32.4%	32.0%	-40 bps	110 bps	30.6%	31.1%	50 bps	220 bps

Profit	4,015.0	3,566.3	-11.2%	-	10,432.0	9,822.4	-5.8%	-
Normalized profit	4,038.9	3,579.6	-11.4%	-	10,559.7	9,855.9	-6.7%	-
EPS (R$/shares)	0.25	0.22	-11.4%	-	0.64	0.61	-5.5%	-
Normalized EPS (R$/shares)	0.25	0.22	-11.6%	-	0.65	0.61	-6.3%	-

Looking ahead, we remain focused on executing our commercial strategy and are confident in our preparedness for the Summer season in South America, with healthier brands and sustained all-time-high NPS levels. Our focus remains on delivering another year of top line growth (with a better balance between volumes and NR/hl), as well as bottom line growth and gross and EBITDA margins expansion (led by costs and expenses discipline). We continue to expect our Cash COGS per hectoliter in Brazil Beer (excluding non-Ambev marketplace products) to decrease between 0.5-3.0% in the year.

ambev.com.br	Press Release – October 31st, 2024

Page | 3

Ambev as a platform[3]

We remained focused on investing and executing in each of the six pillars of our platform framework:

Sustainability

As part of our ongoing commitment to foster moderate consumption of alcoholic beverages, we held the 17th edition of “Beer Responsible Day”, with several initiatives to reinforce that we are not interested in profiting from harmful consumption of our products. Over 10 thousand employees were engaged on awareness-raising actions, visiting more than 100 thousand bars and restaurants across Brazil and distributing over 40,000 free bottles and cans of water in regions and places where alcohol is consumed. Our campaign to incentivize moderate consumption on social media impacted more than 6 million people. Also, in the context of Responsible Day, we achieved a record of over 6 million units of Brahma 0.0, Budweiser Zero and Corona Cero sold in a week.

Furthermore, to support the prevention of harmful consumption of alcoholic beverages, we use technology and innovation to promote a balanced and responsible relationship in consumption. This quarter, we expanded the offer of a digital health solution that analyzes population's consumption data and provides support and tools to reduce excess consumption (e-SBI – screening and brief intervention).

[3] Considering BEES’ addressable market in Canada.

ambev.com.br	Press Release – October 31st, 2024

Page | 4

KEY MARKETS PERFORMANCES

Brazil Beer: mid-single digit top line and bottom line growth, with margin expansion

•	Operating performance: volumes were up 0.6% and top line grew by 3.5%, with NR/hl increasing sequentially (and by 2.9% vs. 3Q23), as the disciplined execution of our revenue management strategy (with average prices to retailers growing in line with inflation), and positive brand mix were partially offset by the impact of increased ICMS (VAT) taxable base in several States since the beginning of the year. Cash COGS/hl excluding the sale of non-Ambev marketplace products declined by 1.3% primarily driven by hedged commodities prices tailwinds, while Cash SG&A increased by 6.0%, led by higher S&M and administrative expenses partially offset by efficiencies in distribution (mainly given third-party distributors mix). As a result, Normalized EBITDA grew by 5.8%, with Normalized EBITDA margin expanding 80 bps to 34.9%.

YTD24, net revenue was up 4.9% (volumes +2.3% and NR/hl +2.5%), and Normalized EBITDA grew by 12.6%, with gross margin expansion of 200 bps, and Normalized EBITDA margin expansion of 230 bps.

•	Commercial highlights: the solid performance of our premium and super premium brands delivered low-twenties volumes growth, led by Corona, Spaten and Original, which achieved their all-time-high brand health indicators. Budweiser family drove core plus brands to low teens volumes growth, while in the core segment Brahma and Antarctica each increased volumes by high-single digit. We continued to progress our digital initiatives, with BEES Marketplace growing GMV sequentially and by 43% on a year-over-year basis, and Zé Delivery generating 16 million orders (+8% vs. 3Q23).
Brazil Beer[4]
R$ million	3Q23	Scope	Currency Translation	Organic Growth	3Q24	% As Reported	% Organic
Volume ('000 hl)	23,213.4	-	-	130.9	23,344.3	0.6%	0.6%
Net revenue	9,552.5	-	-	333.9	9,886.3	3.5%	3.5%
Net revenue/hl (R$)	411.5	-	-	12.0	423.5	2.9%	2.9%
COGS	(4,790.7)	-	-	(34.4)	(4,825.1)	0.7%	0.7%
COGS/hl (R$)	(206.4)	-	-	(0.3)	(206.7)	0.2%	0.2%
COGS excl. deprec. & amort.	(4,326.8)	-	-	(17.1)	(4,343.9)	0.4%	0.4%
COGS/hl excl. deprec. & amort. (R$)	(186.4)	-	-	0.3	(186.1)	-0.2%	-0.2%
Gross profit	4,761.8	-	-	299.5	5,061.3	6.3%	6.3%
% Gross margin	49.8%	-	-	-	51.2%	140 bps	140 bps
SG&A excl. deprec. & amort.	(2,411.8)	-	-	(143.8)	(2,555.6)	6.0%	6.0%
SG&A deprec. & amort.	(452.2)	-	-	(0.5)	(452.7)	0.1%	0.1%
SG&A total	(2,864.0)	-	-	(144.3)	(3,008.3)	5.0%	5.0%
Other operating income/(expenses)	385.1	57.1	-	19.5	461.6	19.9%	5.1%
Other operating income/(expenses) excl. impair.	390.9	57.1	-	13.7	461.6	18.1%	3.5%
Normalized Operating Profit	2,283.0	57.1	-	174.6	2,514.7	10.1%	7.6%
% Normalized Operating margin	23.9%	-	-	-	25.4%	150 bps	100 bps
Normalized EBITDA	3,204.8	57.1	-	186.6	3,448.5	7.6%	5.8%
% Normalized EBITDA margin	33.5%	-	-	-	34.9%	140 bps	80 bps

Brazil Beer
R$ million	YTD23	Scope	Currency Translation	Organic Growth	YTD24	% As Reported	% Organic
Volume ('000 hl)	66,791.6	-	-	1,543.7	68,335.3	2.3%	2.3%
Net revenue	27,533.3	-	-	1,352.0	28,885.3	4.9%	4.9%
Net revenue/hl (R$)	412.2	-	-	10.5	422.7	2.5%	2.5%
COGS	(14,123.5)	-	-	(129.2)	(14,252.7)	0.9%	0.9%
COGS/hl (R$)	(211.5)	-	-	2.9	(208.6)	-1.4%	-1.4%
COGS excl. deprec. & amort.	(12,720.1)	-	-	(84.4)	(12,804.5)	0.7%	0.7%
COGS/hl excl. deprec. & amort. (R$)	(190.4)	-	-	3.1	(187.4)	-1.6%	-1.6%
Gross profit	13,409.7	-	-	1,222.8	14,632.6	9.1%	9.1%
% Gross margin	48.7%	-	-	-	50.7%	200 bps	200 bps
SG&A excl. deprec. & amort.	(7,456.1)	-	-	(463.0)	(7,919.1)	6.2%	6.2%
SG&A deprec. & amort.	(1,259.9)	-	-	(99.2)	(1,359.1)	7.9%	7.9%
SG&A total	(8,716.0)	-	-	(562.2)	(9,278.2)	6.5%	6.5%
Other operating income/(expenses)	988.7	117.3	-	253.1	1,359.1	37.5%	25.6%
Other operating income/(expenses) excl. impair.	994.4	117.3	-	247.4	1,359.1	36.7%	24.9%
Normalized Operating Profit	5,682.4	117.3	-	913.7	6,713.4	18.1%	16.1%
% Normalized Operating margin	20.6%	-	-	-	23.2%	260 bps	220 bps
Normalized EBITDA	8,351.5	117.3	-	1,051.9	9,520.8	14.0%	12.6%
% Normalized EBITDA margin	30.3%	-	-	-	33.0%	270 bps	230 bps

[4] In 3Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 410.3 (2.6% organic growth) and R$ (173.8) (1.3% organic decline), respectively. In YTD24 net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 409.4 (2.2% organic growth) and R$ (175.4) (2.6% organic decline), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – October 31st, 2024

Page | 5

Brazil NAB: double-digit top line and bottom-line growth, with margin expansion

•	Operating performance: volumes grew by 3.4% led by our health and wellness brands. Top line increased by 14.8%, with NR/hl up 11.0%, mostly driven by revenue management initiatives coupled with a positive brand mix. Cash COGS/hl rose by 5.4% on the back of sugar prices headwinds, overall inflation and brand mix, while Cash SG&A increased by 13.6% given higher distribution and administrative expenses.

In YTD24, net revenue grew by 14.6% (volumes +5.8% and NR/hl +8.3%), and Normalized EBITDA was up 25.5%, with gross margin expansion of 230 bps, and Normalized EBITDA margin expansion of 240 bps.

•	Commercial highlights: sustained positive performance of health & wellness and energy brands continued to lead non-alcoholic volumes, mainly led by no-sugar carbonated soft drinks, Gatorade and Red Bull. Guaraná Antarctica family delivered high-single digit volumes growth, with Guaraná Antarctica Zero increasing by high-fifties, while Pepsi Black rose volumes in the low-twenties. The mix of single serve packages also increased and gained weight in the quarter.
Brazil NAB[5]
R$ million	3Q23	Scope	Currency Translation	Organic Growth	3Q24	% As Reported	% Organic
Volume ('000 hl)	8,211.6	-	-	281.4	8,493.0	3.4%	3.4%
Net revenue	1,806.3	-	-	266.7	2,073.0	14.8%	14.8%
Net revenue/hl (R$)	220.0	-	-	24.1	244.1	11.0%	11.0%
COGS	(1,067.9)	-	-	(61.8)	(1,129.7)	5.8%	5.8%
COGS/hl (R$)	(130.0)	-	-	(3.0)	(133.0)	2.3%	2.3%
COGS excl. deprec. & amort.	(1,010.7)	-	-	(91.0)	(1,101.7)	9.0%	9.0%
COGS/hl excl. deprec. & amort. (R$)	(123.1)	-	-	(6.6)	(129.7)	5.4%	5.4%
Gross profit	738.4	-	-	204.8	943.3	27.7%	27.7%
% Gross margin	40.9%	-	-	-	45.5%	460 bps	460 bps
SG&A excl. deprec. & amort.	(450.2)	-	-	(61.4)	(511.6)	13.6%	13.6%
SG&A deprec. & amort.	(49.8)	-	-	(12.9)	(62.7)	25.8%	25.8%
SG&A total	(500.0)	-	-	(74.3)	(574.3)	14.9%	14.9%
Other operating income/(expenses)	109.4	10.1	-	(15.6)	103.9	-5.1%	-14.3%
Normalized Operating Profit	347.9	10.1	-	114.9	472.9	35.9%	33.0%
% Normalized Operating margin	19.3%	-	-	-%	22.8%	350 bps	300 bps
Normalized EBITDA	454.9	10.1	-	98.6	563.6	23.9%	21.7%
% Normalized EBITDA margin	25.2%	-	-	-	27.2%	200 bps	150 bps

Brazil NAB
R$ million	YTD23	Scope	Currency Translation	Organic Growth	YTD24	% As Reported	% Organic
Volume ('000 hl)	23,717.2	-	-	1,377.1	25,094.3	5.8%	5.8%
Net revenue	5,238.3	-	-	763.2	6,001.5	14.6%	14.6%
Net revenue/hl (R$)	220.9	-	-	18.3	239.2	8.3%	8.3%
COGS	(3,005.6)	-	-	(300.7)	(3,306.3)	10.0%	10.0%
COGS/hl (R$)	(126.7)	-	-	(5.0)	(131.8)	4.0%	4.0%
COGS excl. deprec. & amort.	(2,870.1)	-	-	(315.8)	(3,186.0)	11.0%	11.0%
COGS/hl excl. deprec. & amort. (R$)	(121.0)	-	-	(5.9)	(127.0)	4.9%	4.9%
Gross profit	2,232.7	-	-	462.5	2,695.2	20.7%	20.7%
% Gross margin	42.6%	-	-	-	44.9%	230 bps	230 bps
SG&A excl. deprec. & amort.	(1,377.7)	-	-	(74.8)	(1,452.4)	5.4%	5.4%
SG&A deprec. & amort.	(186.3)	-	-	(4.9)	(191.2)	2.6%	2.6%
SG&A total	(1,563.9)	-	-	(79.7)	(1,643.6)	5.1%	5.1%
Other operating income/(expenses)	328.2	20.7	-	(36.9)	312.0	-4.9%	-11.2%
Normalized Operating Profit	997.0	20.7	-	346.0	1,363.6	36.8%	34.7%
% Normalized Operating margin	19.0%	-	-	-%	22.7%	370 bps	340 bps
Normalized EBITDA	1,318.7	20.7	-	335.7	1,675.1	27.0%	25.5%
% Normalized EBITDA margin	25.2%	-	-	-	27.9%	270 bps	240 bps

[5] The scope change in Brazil NAB refers to tax credits and related effects.

ambev.com.br	Press Release – October 31st, 2024

Page | 6

BRAZIL

Brazil[6]
R$ million	3Q23	Scope	Currency Translation	Organic Growth	3Q24	% As Reported	% Organic
Volume ('000 hl)	31,425.0	-	-	412.2	31,837.2	1.3%	1.3%
Net revenue	11,358.8	-	-	600.5	11,959.3	5.3%	5.3%
Net revenue/hl (R$)	361.5	-	-	14.2	375.6	3.9%	3.9%
COGS	(5,858.6)	-	-	(96.2)	(5,954.8)	1.6%	1.6%
COGS/hl (R$)	(186.4)	-	-	(0.6)	(187.0)	0.3%	0.3%
COGS excl. deprec. & amort.	(5,337.5)	-	-	(108.1)	(5,445.6)	2.0%	2.0%
COGS/hl excl. deprec. & amort. (R$)	(169.8)	-	-	(1.2)	(171.0)	0.7%	0.7%
Gross profit	5,500.2	-	-	504.3	6,004.5	9.2%	9.2%
% Gross margin	48.4%	-	-	-	50.2%	180 bps	180 bps
SG&A excl. deprec. & amort.	(2,861.9)	-	-	(205.3)	(3,067.2)	7.2%	7.2%
SG&A deprec. & amort.	(502.0)	-	-	(13.3)	(515.3)	2.7%	2.7%
SG&A total	(3,363.9)	-	-	(218.6)	(3,582.5)	6.5%	6.5%
Other operating income/(expenses)	494.5	67.1	-	3.9	565.5	14.4%	0.8%
Other operating income/(expenses) excl. impair.	500.3	67.1	-	(1.9)	565.5	13.0%	-0.4%
Normalized Operating Profit	2,630.9	67.1	-	289.5	2,987.5	13.6%	11.0%
% Normalized Operating margin	23.2%	-	-	-0%	25.0%	180 bps	120 bps
Normalized EBITDA	3,659.7	67.1	-	285.2	4,012.0	9.6%	7.8%
% Normalized EBITDA margin	32.2%	-	-	-	33.5%	130 bps	80 bps

Brazil
R$ million	YTD23	Scope	Currency Translation	Organic Growth	YTD24	% As Reported	% Organic
Volume ('000 hl)	90,508.8	-	-	2,920.8	93,429.6	3.2%	3.2%
Net revenue	32,771.5	-	-	2,115.2	34,886.7	6.5%	6.5%
Net revenue/hl (R$)	362.1	-	-	11.3	373.4	3.1%	3.1%
COGS	(17,129.1)	-	-	(429.8)	(17,559.0)	2.5%	2.5%
COGS/hl (R$)	(189.3)	-	-	1.3	(187.9)	-0.7%	-0.7%
COGS excl. deprec. & amort.	(15,590.2)	-	-	(400.2)	(15,990.4)	2.6%	2.6%
COGS/hl excl. deprec. & amort. (R$)	(172.3)	-	-	1.1	(171.1)	-0.6%	-0.6%
Gross profit	15,642.4	-	-	1,685.4	17,327.8	10.8%	10.8%
% Gross margin	47.7%	-	-	-	49.7%	200 bps	200 bps
SG&A excl. deprec. & amort.	(8,833.8)	-	-	(537.7)	(9,371.5)	6.1%	6.1%
SG&A deprec. & amort.	(1,446.2)	-	-	(104.2)	(1,550.3)	7.2%	7.2%
SG&A total	(10,279.9)	-	-	(641.9)	(10,921.8)	6.2%	6.2%
Other operating income/(expenses)	1,316.9	138.0	-	216.2	1,671.1	26.9%	16.4%
Other operating income/(expenses) excl. impair.	1,322.7	138.0	-	210.5	1,671.1	26.3%	15.9%
Normalized Operating Profit	6,679.4	138.0	-	1,259.7	8,077.1	20.9%	18.9%
% Normalized Operating margin	20.4%	-	-	-	23.2%	280 bps	240 bps
Normalized EBITDA	9,670.2	138.0	-	1,387.7	11,195.9	15.8%	14.4%
% Normalized EBITDA margin	29.5%	-	-	-	32.1%	260 bps	220 bps

[6] In 3Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 365.9 (3.7% organic growth) and R$ (162.0) (0.1% organic decline), respectively. In YTD24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 363.7 (2.9% organic growth) and R$ (162.4) (1.3% organic decline), respectively. The scope change in Brazil refers to tax credits and related effects.

ambev.com.br	Press Release – October 31st, 2024

Page | 7

Central America and the Caribbean (CAC): mid-single digit top line and double-digit bottom line growth, with margin expansion

•	Operating performance: top line was up 4.7%, with NR/hl growing by 5.2%, thanks to revenue management initiatives and positive package mix in the Dominican Republic, which also grew volumes by mid-single digits. Cash COGS/hl was down 9.8% primarily due to FX tailwinds and lower freight prices, while Cash SG&A rose by 22.5% as a result of greater investments behind our brands and higher administrative expenses.

In YTD24, net revenue increased by 7.1% (volumes +2.7% and NR/hl +4.3%), and Normalized EBITDA grew by 18.6%, with gross margin expansion of 490 bps, and Normalized EBITDA margin expansion of 400 bps.

•	Commercial highlights: in the Dominican Republic, volumes grew in all beer segments. Premium brands grew volumes by mid-single digits (led by Corona family), while Presidente family improved volumes in the low teens. Both families of brands improved their health indicators in the quarter.
CAC[7]
R$ million	3Q23	Scope	Currency Translation	Organic Growth	3Q24	% As Reported	% Organic
Volume ('000 hl)	3,124.8	-	-	(15.3)	3,109.6	-0.5%	-0.5%
Net revenue	2,469.2	-	274.0	115.2	2,858.5	15.8%	4.7%
Net revenue/hl (R$)	790.2	-	88.1	40.9	919.3	16.3%	5.2%
COGS	(1,317.9)	-	(127.6)	156.6	(1,288.9)	-2.2%	-11.9%
COGS/hl (R$)	(421.7)	-	(41.0)	48.3	(414.5)	-1.7%	-11.4%
COGS excl. deprec. & amort.	(1,140.5)	-	(113.4)	116.9	(1,137.0)	-0.3%	-10.3%
COGS/hl excl. deprec. & amort. (R$)	(365.0)	-	(36.5)	35.8	(365.6)	0.2%	-9.8%
Gross profit	1,151.4	-	146.4	271.8	1,569.7	36.3%	23.6%
% Gross margin	46.6%	-	-	-	54.9%	830 bps	850 bps
SG&A excl. deprec. & amort.	(387.0)	-	(54.8)	(87.1)	(528.9)	36.7%	22.5%
SG&A deprec. & amort.	(8.4)	-	(7.4)	(42.8)	(58.5)	nm	nm
SG&A total	(395.3)	-	(62.2)	(129.9)	(587.4)	48.6%	32.9%
Other operating income/(expenses)	(16.9)	-	0.3	18.8	2.1	-112.7%	-111.0%
Normalized Operating Profit	739.1	-	84.5	160.7	984.4	33.2%	21.7%
% Normalized Operating margin	29.9%	-	-	-	34.4%	450 bps	490 bps
Normalized EBITDA	924.9	-	106.1	163.8	1,194.8	29.2%	17.7%
% Normalized EBITDA margin	37.5%	-	-	-	41.8%	430 bps	460 bps

CAC	YTD23	Scope	Currency Translation	Organic Growth	YTD24	% As Reported	% Organic
R$ million
Volume ('000 hl)	8,821.3	-	-	237.7	9,059.0	2.7%	2.7%
Net revenue	7,248.4	-	(9.3)	514.1	7,753.2	7.0%	7.1%
Net revenue/hl (R$)	821.7	-	(1.0)	35.2	855.9	4.2%	4.3%
COGS	(3,694.7)	-	(13.9)	115.5	(3,593.1)	-2.7%	-3.1%
COGS/hl (R$)	(418.8)	-	(1.5)	23.7	(396.6)	-5.3%	-5.7%
COGS excl. deprec. & amort.	(3,286.4)	-	(17.5)	115.4	(3,188.5)	-3.0%	-3.5%
COGS/hl excl. deprec. & amort. (R$)	(372.6)	-	(1.9)	22.5	(352.0)	-5.5%	-6.0%
Gross profit	3,553.7	-	(23.2)	629.6	4,160.1	17.1%	17.7%
% Gross margin	49.0%	-	-	-	53.7%	470 bps	490 bps
SG&A excl. deprec. & amort.	(1,254.0)	-	(6.6)	(148.0)	(1,408.6)	12.3%	11.8%
SG&A deprec. & amort.	(179.0)	-	(0.4)	2.4	(176.9)	-1.1%	-1.4%
SG&A total	(1,433.0)	-	(6.9)	(145.6)	(1,585.5)	10.6%	10.2%
Other operating income/(expenses)	(12.4)	-	0.3	20.5	8.3	-166.8%	-164.3%
Normalized Operating Profit	2,108.3	-	(29.9)	504.5	2,582.9	22.5%	23.9%
% Normalized Operating margin	29.1%	-	-	-	33.3%	420 bps	460 bps
Normalized EBITDA	2,695.6	-	(33.0)	501.9	3,164.4	17.4%	18.6%
% Normalized EBITDA margin	37.2%	-	-	-	40.8%	360 bps	400 bps

[7] In 3Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 880.8 (4.3% organic growth) and R$ (331.1) (12.1% organic decline), respectively. In YTD24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$815.5 (3.1% organic growth) and R$ (316.3) (8.9% organic decline), respectively.

ambev.com.br	Press Release – October 31st, 2024

Page | 8

Latin America South (LAS): high single-digit top line and bottom line growth, amid a tough macroeconomic scenario in Argentina

•	Operating performance: volumes were down 7.7% as inflationary pressures on overall consumer demand in Argentina (where volumes declined by mid-teens) were partially offset by positive performances in Bolivia and Chile. Top line increased by 6.9%, with NR/hl growing 15.9% mainly due to the execution of our revenue management strategy. Cash COGS/hl and Cash SG&A continued to be impacted by overall inflation.

In YTD24, net revenue was up 3.8% (volumes -11.3% and NR/hl +17.1%), and Normalized EBITDA rose by 8.4%, with gross margin expansion of 60 bps, and Normalized EBITDA margin expansion of 140 bps.

•	Commercial highlights: in Argentina industry remains challenging, but we continued to work to be better prepared for the future. We gained market share according to our estimates and the health indicator of our brands improved. In Bolivia, volumes grew by low twenties, led mainly by the performance of our core brands, with a highlight to Paceña. In Chile, our core plus segment drove low-single digits volume increase, and our brands gained market share according to our estimates. In Paraguay, despite total volumes mostly impacted by a soft industry in the face of poor weather, our premium brands rose by high-single digits, led by Bud 66 and Corona.
LAS[8]				IAS 29 6M Impact
R$ million	3Q23	Scope	Currency Translation		Organic Growth	3Q24	% As Reported	% Organic
Volume ('000 hl)	8,307.9	-	-	-	(642.9)	7,665.0	-7.7%	-7.7%
Net revenue	3,898.0	3,203.2	(843.7)	(2,145.4)	269.8	4,381.8	12.4%	6.9%
Net revenue/hl (R$)	469.2	385.6	(110.1)	(247.6)	74.6	571.7	21.8%	15.9%
COGS	(1,972.8)	(2,340.4)	813.1	1,139.6	(137.5)	(2,498.1)	26.6%	7.0%
COGS/hl (R$)	(237.5)	(281.7)	106.1	125.1	(37.9)	(325.9)	37.2%	15.9%
COGS excl. deprec. & amort.	(1,758.8)	(2,175.0)	747.5	1,012.5	(92.4)	(2,266.2)	28.9%	5.3%
COGS/hl excl. deprec. & amort. (R$)	(211.7)	(261.8)	97.5	110.1	(29.8)	(295.7)	39.7%	14.1%
Gross profit	1,925.1	862.7	(30.6)	(1,005.8)	132.3	1,883.8	-2.1%	6.9%
% Gross margin	49.4%	-	-	-	-	43.0%	-640 bps	0 bps
SG&A excl. deprec. & amort.	(898.7)	(1,071.2)	312.5	605.9	(82.2)	(1,133.7)	26.1%	9.1%
SG&A deprec. & amort.	(92.8)	(109.2)	39.8	61.4	(11.8)	(112.6)	21.3%	12.7%
SG&A total	(991.5)	(1,180.4)	352.4	667.3	(94.0)	(1,246.3)	25.7%	9.5%
Other operating income/(expenses)	(6.1)	47.9	(35.1)	3.5	16.2	26.4	nm	nm
Normalized Operating Profit	927.6	(269.8)	286.6	(335.0)	54.6	663.9	-28.4%	5.9%
% Normalized Operating margin	23.8%	-	-	-	-	15.2%	-860 bps	-20 bps
Normalized EBITDA	1,234.5	4.8	181.2	(523.6)	111.4	1,008.3	-18.3%	9.0%
% Normalized EBITDA margin	31.7%	-	-	-	-	23.0%	-870 bps	60 bps

LAS	YTD23	Scope	Currency Translation		Organic Growth	YTD24	% As Reported	% Organic
R$ million				IAS 29 6M Impact
Volume ('000 hl)	25,247.1	-	-	-	(2,859.3)	22,387.8	-11.3%	-11.3%
Net revenue	12,295.9	13,292.7	(10,801.2)	(2,862.1)	467.0	12,392.4	0.8%	3.8%
Net revenue/hl (R$)	487.0	526.5	(482.5)	(60.6)	83.1	553.5	13.7%	17.1%
COGS	(6,021.6)	(8,479.4)	6,385.5	1,501.3	(161.5)	(6,775.8)	12.5%	2.7%
COGS/hl (R$)	(238.5)	(335.9)	285.2	24.2	(37.7)	(302.7)	26.9%	15.8%
COGS excl. deprec. & amort.	(5,398.7)	(7,743.3)	5,728.6	1,330.3	(39.1)	(6,122.1)	13.4%	0.7%
COGS/hl excl. deprec. & amort. (R$)	(213.8)	(306.7)	255.9	20.3	(29.1)	(273.5)	27.9%	13.6%
Gross profit	6,274.3	4,813.3	(4,415.7)	(1,360.7)	305.4	5,616.6	-10.5%	4.9%
% Gross margin	51.0%	-	-	-	-	45.3%	-570 bps	60 bps
SG&A excl. deprec. & amort.	(2,986.8)	(4,081.1)	3,139.9	781.1	(130.7)	(3,277.7)	9.7%	4.4%
SG&A deprec. & amort.	(290.9)	(391.8)	327.4	77.4	(42.1)	(319.9)	10.0%	14.5%
SG&A total	(3,277.7)	(4,472.9)	3,467.3	858.5	(172.8)	(3,597.6)	9.8%	5.3%
Other operating income/(expenses)	31.9	(42.6)	(12.1)	8.8	32.8	18.8	-41.1%	102.8%
Normalized Operating Profit	3,028.5	297.9	(960.6)	(493.4)	165.4	2,037.8	-32.7%	5.5%
% Normalized Operating margin	24.6%	-	-	-	-	16.4%	-820 bps	40 bps
Normalized EBITDA	3,942.3	1,425.8	(1,944.8)	(741.8)	330.0	3,011.4	-23.6%	8.4%
% Normalized EBITDA margin	32.1%	-	-	-	-	24.3%	-780 bps	140 bps

[8] In 3Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 564.5 (15.9% organic growth) and R$ (289.4) (13.9% organic growth), respectively. In YTD24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 545.2 (17.1% organic growth) and R$ (266.0) (13.5% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 15.

ambev.com.br	Press Release – October 31st, 2024

Page | 9

Canada: sequential improvement in both top line and bottom line

•	Operating performance: top line was up 0.1% with industry driven volumes decline (-1.4%) offset by NR/hl growth (+1.5%) led by revenue management initiatives and continued premiumization of our portfolio. Cash SG&A efficiencies offset Cash COGS/hl increase (in the face of 3Q23 tough comp), driving a flat Normalized EBITDA performance.

In YTD24, net revenue was down 3.7% (volumes -5.2% and NR/hl +1.5%), and Normalized EBITDA declined by 1.1%, with gross margin contraction of 50 bps, and Normalized EBITDA margin expansion of 70 bps.

•	Commercial highlights: our market share remained stable, according to our estimates, improving throughout the quarter backed by the momentum of our beer portfolio. Four of our beer brands were in the top five fastest growing brands in the country, led by Michelob Ultra which was number one. Our premium and core plus brands grew volumes by low-single digits, led by Corona and Michelob Ultra, respectively. Our brand heath indicators improved, with a highlight to Corona that continued to hold the highest indicator in the market.
Canada[9]
R$ million	3Q23	Scope	Currency Translation	Organic Growth	3Q24	% As Reported	% Organic
Volume ('000 hl)	2,486.3	-	-	(35.5)	2,450.8	-1.4%	-1.4%
Net revenue	2,591.8	-	304.0	1.3	2,897.1	11.8%	0.1%
Net revenue/hl (R$)	1,042.4	-	124.0	15.7	1,182.1	13.4%	1.5%
COGS	(1,073.7)	-	(130.4)	(26.8)	(1,230.9)	14.6%	2.5%
COGS/hl (R$)	(431.9)	-	(53.2)	(17.2)	(502.2)	16.3%	4.0%
COGS excl. deprec. & amort.	(985.8)	-	(121.9)	(40.7)	(1,148.4)	16.5%	4.1%
COGS/hl excl. deprec. & amort. (R$)	(396.5)	-	(49.8)	(22.3)	(468.6)	18.2%	5.6%
Gross profit	1,518.0	-	173.6	(25.4)	1,666.2	9.8%	-1.7%
% Gross margin	58.6%		-	-	57.5%	-110 bps	-100 bps
SG&A excl. deprec. & amort.	(844.0)	-	(99.5)	41.6	(901.8)	6.9%	-4.9%
SG&A deprec. & amort.	(62.0)	-	(8.5)	2.1	(68.3)	10.2%	-3.5%
SG&A total	(905.9)	-	(108.0)	43.8	(970.1)	7.1%	-4.8%
Other operating income/(expenses)	3.2	-	0.4	(2.3)	1.3	-59.6%	-73.6%
Normalized Operating Profit	615.2	-	66.1	16.0	697.3	13.3%	2.6%
% Normalized Operating margin	23.7%	-	-	-	24.1%	40 bps	60 bps
Normalized EBITDA	765.2	-	83.0	(0.0)	848.2	10.9%	0.0%
% Normalized EBITDA margin	29.5%	-	-	-	29.3%	-20 bps	0 bps

Canada
R$ million	YTD23	Scope	Currency Translation	Organic Growth	YTD24	% As Reported	% Organic
Volume ('000 hl)	6,990.2	-	-	(361.7)	6,628.5	-5.2%	-5.2%
Net revenue	7,431.8	-	228.5	(275.3)	7,384.9	-0.6%	-3.7%
Net revenue/hl (R$)	1,063.2	-	34.5	16.5	1,114.1	4.8%	1.5%
COGS	(3,144.9)	-	(97.9)	79.1	(3,163.6)	0.6%	-2.5%
COGS/hl (R$)	(449.9)	-	(14.8)	(12.6)	(477.3)	6.1%	2.8%
COGS excl. deprec. & amort.	(2,929.0)	-	(91.5)	63.3	(2,957.2)	1.0%	-2.2%
COGS/hl excl. deprec. & amort. (R$)	(419.0)	-	(13.8)	(13.3)	(446.1)	6.5%	3.2%
Gross profit	4,286.9	-	130.6	(196.2)	4,221.3	-1.5%	-4.6%
% Gross margin	57.7%		-	-	57.2%	-50 bps	-50 bps
SG&A excl. deprec. & amort.	(2,522.8)	-	(74.3)	197.1	(2,399.9)	-4.9%	-7.8%
SG&A deprec. & amort.	(194.5)	-	(6.3)	(1.2)	(202.0)	3.8%	0.6%
SG&A total	(2,717.4)	-	(80.5)	195.9	(2,601.9)	-4.2%	-7.2%
Other operating income/(expenses)	15.9	-	0.3	(6.5)	9.7	-39.1%	-41.0%
Normalized Operating Profit	1,585.5	-	50.4	(6.8)	1,629.1	2.7%	-0.4%
% Normalized Operating margin	21.3%	-	-	-	22.1%	80 bps	80 bps
Normalized EBITDA	1,995.8	-	63.0	(21.4)	2,037.4	2.1%	-1.1%
% Normalized EBITDA margin	26.9%	-	-	-	27.6%	70 bps	70 bps

[9] In 3Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,179.6 (1.3% organic growth) and R$ (466.8) (5.3% organic growth), respectively. In YTD24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,112.1 (1.4% organic growth) and R$ (444.7) (2.9% organic growth), respectively.

ambev.com.br	Press Release – October 31st, 2024

Page | 10

AMBEV CONSOLIDATED

Ambev[10]			Currency Translation	IAS 29 6M Impact
R$ million	3Q23	Scope			Organic Growth	3Q24	% As Reported	% Organic
Volume ('000 hl)	45,344.0	-	-	-	(281.5)	45,062.6	-0.6%	-0.6%
Net revenue	20,317.8	3,203.2	(265.7)	(2,145.4)	986.9	22,096.7	8.8%	4.9%
Net revenue/hl (R$)	448.1	70.6	(5.9)	(47.2)	24.7	490.4	9.4%	5.5%
COGS	(10,223.0)	(2,340.4)	555.2	1,139.6	(103.9)	(10,972.6)	7.3%	1.0%
COGS/hl (R$)	(225.5)	(51.6)	12.3	25.0	(3.7)	(243.5)	8.0%	1.6%
COGS excl. deprec. & amort.	(9,222.4)	(2,175.0)	512.2	1,012.5	(124.3)	(9,997.1)	8.4%	1.3%
COGS/hl excl. deprec. & amort. (R$)	(203.4)	(48.0)	11.4	22.2	(4.0)	(221.9)	9.1%	2.0%
Gross profit	10,094.8	862.7	289.4	(1,005.8)	883.0	11,124.1	10.2%	8.7%
% Gross margin	49.7%	-	-	-	-	50.3%	60 bps	180 bps
SG&A excl. deprec. & amort.	(4,991.6)	(1,071.2)	158.3	605.9	(332.9)	(5,631.5)	12.8%	6.7%
SG&A deprec. & amort.	(665.1)	(109.2)	24.0	61.4	(65.8)	(754.8)	13.5%	9.9%
SG&A total	(5,656.7)	(1,180.4)	182.2	667.3	(398.7)	(6,386.3)	12.9%	7.0%
Other operating income/(expenses)	474.7	115.0	(34.4)	3.5	36.5	595.3	25.4%	7.7%
Other operating income/(expenses) excl. impair.	480.5	115.0	(34.4)	3.5	30.8	595.3	23.9%	6.4%
Normalized Operating Profit	4,912.8	(202.7)	437.3	(335.0)	520.8	5,333.1	8.6%	10.6%
% Normalized Operating margin	24.2%	0.0%	0.0%	0.0%	0.0%	24.1%	-10 bps	130 bps
Exceptional items above EBITDA	(16.6)	(1.5)	1.7	1.9	(4.3)	(18.9)	13.5%	25.8%
Net finance results	(837.9)	-	-	-	-	(681.5)	-18.7%	-
Share of results of joint ventures	1.4	-	-	-	-	36.8	nm	-
Income tax expense	(44.7)	-	-	-	-	(1,103.3)	nm	-
Profit	4,015.0	-	-	-	-	3,566.3	-11.2%	-
Attributable to Ambev holders	3,911.7	-	-	-	-	3,460.3	-11.5%	-
Attributable to non-controlling interests	103.3	-	-	-	-	106.0	2.7%	-

Normalized profit	4,038.9	-	-	-	-	3,579.6	-11.4%	-
Attributable to Ambev holders	3,935.4	-	-	-	-	3,473.5	-11.7%	-

Normalized EBITDA	6,584.3	72.0	370.3	(523.6)	560.5	7,063.4	7.3%	8.5%
% Normalized EBITDA margin	32.4%	-	-	-	-	32.0%	-40 bps	110 bps

Ambev
R$ million	YTD23	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	YTD24	% As Reported	% Organic
Volume ('000 hl)	131,567.4	-	-	-	(62.6)	131,504.8	0.0%	0.0%
Net revenue	59,747.6	13,292.7	(10,582.0)	(2,862.1)	2,820.9	62,417.3	4.5%	4.7%
Net revenue/hl (R$)	454.1	101.0	(80.5)	(21.7)	21.7	474.6	4.5%	4.8%
COGS	(29,990.3)	(8,479.4)	6,273.6	1,501.3	(396.8)	(31,091.6)	3.7%	1.3%
COGS/hl (R$)	(227.9)	(64.4)	47.7	11.4	(3.2)	(236.4)	3.7%	1.4%
COGS excl. deprec. & amort.	(27,204.4)	(7,743.3)	5,619.7	1,330.3	(260.6)	(28,258.2)	3.9%	1.0%
COGS/hl excl. deprec. & amort. (R$)	(206.8)	(58.9)	42.7	10.1	(2.1)	(214.9)	3.9%	1.0%
Gross profit	29,757.3	4,813.3	(4,308.4)	(1,360.7)	2,424.2	31,325.7	5.3%	8.1%
% Gross margin	49.8%	-	-	-	-	50.2%	40 bps	160 bps
SG&A excl. deprec. & amort.	(15,597.4)	(4,081.1)	3,059.1	781.1	(619.3)	(16,457.7)	5.5%	4.0%
SG&A deprec. & amort.	(2,110.5)	(391.8)	320.8	77.4	(145.1)	(2,249.1)	6.6%	6.9%
SG&A total	(17,707.9)	(4,472.9)	3,379.8	858.5	(764.4)	(18,706.8)	5.6%	4.3%
Other operating income/(expenses)	1,352.2	95.4	(11.5)	8.8	263.0	1,707.9	26.3%	19.4%
Other operating income/(expenses) excl. impair.	1,358.0	95.4	(11.5)	8.8	257.2	1,707.9	25.8%	18.9%
Normalized Operating Profit	13,401.6	435.9	(940.0)	(493.4)	1,922.7	14,326.8	6.9%	14.3%
% Normalized Operating margin	22.4%	-	-	-	-	23.0%	60 bps	210 bps
Exceptional items above EBITDA	(168.0)	(12.6)	11.1	2.4	118.9	(48.2)	-71.3%	-70.8%
Net finance results	(2,909.2)	-	-	-	-	(1,703.7)	-41.4%	-
Share of results of joint ventures	(15.2)	-	-	-	-	1.8	-112.0%	-
Income tax expense	122.7	-	-	-	-	(2,754.4)	nm	-
Profit	10,432.0	-	-	-	-	9,822.4	-5.8%	-
Attributable to Ambev holders	10,114.3	-	-	-	-	9,556.9	-5.5%	-
Attributable to non-controlling interests	317.7	-	-	-	-	265.5	-16.4%	-

Normalized profit	10,559.7	-	-	-	-	9,855.9	-6.7%	-
Attributable to Ambev holders	10,240.4	-	-	-	-	9,590.2	-6.3%	-

Normalized EBITDA	18,303.9	1,563.8	(1,914.8)	(741.8)	2,198.1	19,409.2	6.0%	12.0%
% Normalized EBITDA margin	30.6%	-	-	-	-	31.1%	50 bps	220 bps

[10]In 3Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$479.5 (5.3% organic growth) and R$ (211.9) (1.2% organic growth), respectively. In YTD24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 463.4 (4.4% organic growth) and R$ (204.8) (0.2% organic growth), respectively. The scope changes refer to tax credits and related effects in Brazil.

ambev.com.br	Press Release – October 31st, 2024

Page | 11

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	3Q23	3Q24	YTD23	YTD24
R$ million

Government grants/NPV of long term fiscal incentives	425.4	479.4	1,180.9	1,301.1
Credits/(debits) taxes extemporaneous	-	22.9	-	22.9
(Additions to)/reversals of provisions	(0.8)	(8.0)	(12.5)	(19.9)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	12.0	33.0	54.6	74.9
Net other operating income/(expenses)	38.2	68.0	129.3	328.9

Other operating income/(expenses)	474.7	595.3	1,352.2	1,707.9

EXCEPTIONAL ITEMS

Exceptional items corresponded to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS, CAC and Canada.

Exceptional Items	3Q23	3Q24	YTD23	YTD24
R$ million

Restructuring	(16.1)	(18.4)	(72.4)	(47.4)
IAS 29/CPC 42 (hyperinflation) application effect	(0.5)	(0.5)	(0.9)	(0.8)
Legal Fees	-	-	(94.7)	-

Exceptional Items	(16.6)	(18.9)	(167.9)	(48.2)

ambev.com.br	Press Release – October 31st, 2024

Page | 12

NET FINANCE RESULTS

Net finance results in 3Q24 totaled R$ (681.5) million, an improvement of R$ 156.4 million compared to 3Q23, broken down as follows:

•	Interest income totaled R$ 502.5 million, mainly explained by: (i) interest rate update on Brazilian tax credits of R$ 190.7 million, and (ii) interest income of R$ 184.9 million from cash balance investments in Brazil and Argentina, with average reference interest rate of 11% in Brazil and 35% in Argentina.
•	Interest expense totaled R$ (487.5) million, mainly impacted by: (i) fair value adjustments of payables pursuant to by IFRS 13 (CPC 46) of R$ (245.6) million, (ii) lease liabilities interest accruals of R$ (44.1) million in accordance with IFRS 16 (CPC 06 R2), (iii) interest on tax incentives of R$ (41.6) million, and (iv) CND put option interest accruals of R$ (27.9) million.
•	Losses on derivative instruments of R$ (170.3) million, mainly explained by (i) hedging carry costs related to our FX exposure of US$ 1.9 billion in Brazil, with approximately 4.1% carry cost, and (ii) hedging carry costs related to commodities. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of US$ 312.4 million in the country.
•	Losses on non-derivative instruments of R$ (161.5) million, driven by losses on third-party payables and intercompany balance sheet consolidation.
•	Taxes on financial transactions of R$ (45.7) million.
•	Other financial expenses of R$ (219.5) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial expense of R$ (99.4) million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	3Q23	3Q24	YTD23	YTD24
R$ million

Interest income	421.0	502.5	1,286.9	1,603.4
Interest expenses	(631.4)	(487.5)	(1,907.8)	(1,536.4)
Gains/(losses) on derivative instruments	(469.4)	(170.3)	(1,571.3)	(513.5)
Gains/(losses) on non-derivative instruments	(172.2)	(161.5)	(769.6)	(252.4)
Taxes on financial transactions	(43.1)	(45.7)	(149.4)	(146.6)
Other net financial income/(expenses)	(88.8)	(219.5)	(336.6)	(614.5)
Hyperinflation Argentina	145.9	(99.4)	538.6	(243.6)

Net finance results	(837.9)	(681.5)	(2,909.2)	(1,703.7)

ambev.com.br	Press Release – October 31st, 2024

Page | 13

DEBT BREAKDOWN

Debt breakdown	December 31, 2023			September 30, 2024
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,043.4	1,571.8	2,615.2	934.5	1,565.4	2,499.9
Foreign Currency	254.7	631.2	885.9	276.6	603.8	880.4
Consolidated Debt	1,298.1	2,203.0	3,501.1	1,211.1	2,169.2	3,380.3

Cash and Cash Equivalents less Bank Overdrafts	-	-	16,059.0	-	-	19,784.4
Current Investment Securities	-	-	277.2	-	-	1,154.7

Net debt/(cash)			(12,835.1)			(17,558.8)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	3Q23	3Q24	YTD23	YTD24
R$ million

Profit before tax	4,059.7	4,669.6	10,309.3	12,576.7

Adjustment on taxable basis
Non-taxable other income	(131.5)	(122.5)	(622.4)	(376.4)
Government grants related to sales taxes	(769.2)	(27.8)	(2,173.4)	(27.8)
Share of results of joint ventures	(1.4)	(36.8)	15.2	(1.8)
Expenses not deductible	11.9	15.1	31.5	49.9
Worldwide taxation	161.9	36.0	422.6	(30.1)
Total	3,331.4	4,533.6	7,982.8	12,190.5
Aggregated weighted nominal tax rate	29.6%	27.2%	29.0%	28.6%
Taxes – nominal rate	(987.7)	(1,233.9)	(2,312.4)	(3,483.1)

Adjustment on tax expense
Income tax incentive	29.6	75.3	77.3	399.5
Tax benefit - interest on shareholders' equity	1,082.2	363.7	2,758.9	874.7
Tax benefit - amortization on tax books	4.3	0.9	12.9	2.7
Withholding income tax	(122.1)	(155.0)	(222.8)	(564.9)
Argentina's hyperinflation effect	(152.4)	(0.3)	(410.0)	57.2
Recognition/(write-off) of deferred charges on tax losses	123.5	(73.8)	29.1	(105.2)
Other tax adjustments	(22.1)	(80.2)	189.8	64.7

Income tax and social contribution expense	(44.7)	(1,103.3)	122.7	(2,754.4)
Effective tax rate	1.1%	23.6%	-1.2%	21.9%

ambev.com.br	Press Release – October 31st, 2024

Page | 14

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2024.

Ambev S.A.'s shareholding structure
	ON	%
Anheuser-Busch InBev	9,729,336,918	61.9%
FAHZ	1,609,987,301	10.2%
Market	4,388,851,573	27.9%
Outstanding	15,728,175,792	100.0%
Treasury	29,481,544
TOTAL	15,757,657,336
Free float B3	2,904,907,973	18.5%
Free float NYSE	1,483,943,600	9.4%

ambev.com.br	Press Release – October 31st, 2024

Page | 15

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., September 30, 2024 closing rate for 3Q24 and YTD24 results).

The YTD24 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the YTD24 results against a dedicated line in the finance results; and (ii) the difference between the translation of the YTD24 results at the closing exchange rate of September 30, 2024, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 3Q23, YTD23, 3Q24 and YTD24 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	3Q23	3Q24	YTD23	YTD24
Indexation(1)	1,101.4	525.7	2,031.1	1,344.1
Currency(2)	(1,021.2)	(379.2)	(2,161.6)	(199.0)
Total Impact	80.3	146.5	(130.5)	1,145.0
Normalized EBITDA
R$ million	3Q23	3Q24	YTD23	YTD24
Indexation(1)	359.6	68.9	642.0	238.7
Currency(2)	(345.1)	(61.4)	(775.6)	(30.0)
Total Impact	14.5	7.5	(133.6)	208.7

ARS/BRL average rate	-	-	49.1730	172.0448
ARS/BRL closing rate	69.8873	178.1149	69.8873	178.1149
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 3Q24, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a negative adjustment of R$99.4 million reported in the finance results, (ii) a negative impact on the Profit of R$ 322.7 million, (iii) a negative impact on the Normalized Profit of R$ 322.7 million, and (iv) a negative impact of R$ 0.02 on EPS, as well as on Normalized EPS.

In YTD24, the consequences of the transition were (i) a negative adjustment of R$ 243.6 million reported in the finance results, (ii) a negative impact on Profit of R$ 1,060.0 million, (iii) a negative impact on Normalized Profit of R$ 1,059.6 million, and (iv) a negative impact of R$ 0.06 on EPS, as well as on Normalized EPS.

The Q3 results are calculated by deducting from the YTD results the HY results as published. Consequently, LAS and consolidated 3Q24, 3Q23, YTD24 and YTD23 results are impacted by the adjustment of HY results for the cumulative inflation between reporting periods, as well as by the translation of HY results at the YTD closing exchange rate, of September 30, as follows:

ambev.com.br	Press Release – October 31st, 2024

Page | 16

LAS - 6M As Reported	YTD23	Scope	Currency Translation	Organic Growth	YTD24	% Organic
Net revenue	12,295.9	13,292.7	(10,801.2)	467.0	12,392.4	3.8%
COGS	(6,021.6)	(8,479.4)	6,385.5	(161.5)	(6,775.8)	2.7%
COGS excl. deprec. & amort.	(5,398.7)	(7,743.3)	5,728.6	(39.1)	(6,122.1)	0.7%
Gross profit	6,274.3	4,813.3	(4,415.7)	305.4	5,616.6	4.9%
SG&A excl. deprec. & amort.	(2,986.8)	(4,081.1)	3,139.9	(130.7)	(3,277.7)	4.4%
SG&A deprec. & amort.	(290.9)	(391.8)	327.4	(42.1)	(319.9)	14.5%
SG&A total	(3,277.7)	(4,472.9)	3,467.3	(172.8)	(3,597.6)	5.3%
Other operating income/(expenses)	31.9	(42.6)	(12.1)	32.8	18.8	102.8%
Normalized Operating Profit	3,028.5	297.9	(960.6)	165.4	2,037.8	5.5%
Normalized EBITDA	3,942.3	1,425.8	(1,944.8)	330.0	3,011.4	8.4%

LAS - 6M Recalculated at YTD Exchange Rates	YTD23	Scope	Currency Translation	Organic Growth	YTD24	% Organic
Net revenue	12,434.0	11,147.3	(8,601.4)	467.0	12,584.9	-
COGS	(6,079.7)	(7,339.8)	5,200.2	(161.5)	(6,879.6)	-
COGS excl. deprec. & amort.	(5,449.5)	(6,730.8)	4,674.7	(39.1)	(6,214.3)	-
Gross profit	6,354.3	3,807.5	(3,401.2)	305.4	5,705.3	-
SG&A excl. deprec. & amort.	(3,021.5)	(3,475.3)	2,514.0	(130.7)	(3,332.4)	-
SG&A deprec. & amort.	(294.2)	(330.4)	263.7	(42.1)	(325.5)	-
SG&A total	(3,315.7)	(3,805.6)	2,777.7	(172.8)	(3,657.9)	-
Other operating income/(expenses)	33.3	(39.1)	(17.5)	32.8	18.3	-
Normalized Operating Profit	3,071.9	(37.2)	(641.0)	165.4	2,065.7	-
Normalized EBITDA	3,996.2	902.2	(1,430.1)	330.0	3,056.5	-

LAS - 6M Recalculation Impact in 3Q	YTD23	Scope	Currency Translation	Organic Growth	YTD24	% Organic
Net revenue	138.1	(2,145.4)	2,199.8	-	192.5	-
COGS	(58.1)	1,139.6	(1,185.3)	-	(103.7)	-
COGS excl. deprec. & amort.	(50.8)	1,012.5	(1,053.9)	-	(92.2)	-
Gross profit	80.0	(1,005.8)	1,014.5	-	88.8	-
SG&A excl. deprec. & amort.	(34.7)	605.9	(625.9)	-	(54.8)	-
SG&A deprec. & amort.	(3.3)	61.4	(63.7)	-	(5.6)	-
SG&A total	(38.0)	667.3	(689.6)	-	(60.3)	-
Other operating income/(expenses)	1.4	3.5	(5.3)	-	(0.5)	-
Normalized Operating Profit	43.4	(335.0)	319.6	-	28.0	-
Normalized EBITDA	54.0	(523.6)	514.7	-	45.0	-

LAS 3M and 6M Recalculation Impact in YTD	YTD23	Scope	Currency Translation	Organic Growth	YTD24	% Organic
Net revenue	(4.7)	(2,862.1)	3,686.9	-	820.1	-
COGS	(2.4)	1,501.3	(1,907.4)	-	(408.5)	-
COGS excl. deprec. & amort.	(1.0)	1,330.3	(1,690.0)	-	(360.7)	-
Gross profit	(7.1)	(1,360.7)	1,779.5	-	411.6	-
SG&A excl. deprec. & amort.	(3.2)	781.1	(983.7)	-	(205.8)	-
SG&A deprec. & amort.	(0.7)	77.4	(95.9)	-	(19.2)	-
SG&A total	(3.9)	858.5	(1,079.6)	-	(224.9)	-
Other operating income/(expenses)	0.6	8.8	(13.2)	-	(3.8)	-
Normalized Operating Profit	(10.4)	(493.4)	686.7	-	182.9	-
Normalized EBITDA	(8.4)	(741.8)	1,000.0	-	249.9	-

For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap was applied, calculated on a “per hectoliter” basis when applicable.  For other income statement lines disclosed, organic growth was calculated pro rata to the capped net revenue growth. Such calculation method applied to amounts in local currency that were then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments were made through scope changes.

ambev.com.br	Press Release – October 31st, 2024

Page | 17

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q23	3Q24	YTD23	YTD24
R$ million

Profit - Ambev holders	3,911.7	3,460.3	10,114.3	9,556.9
Non-controlling interest	103.3	106.0	317.7	265.5
Income tax expense	44.7	1,103.3	(122.7)	2,754.4
Profit before taxes	4,059.7	4,669.6	10,309.3	12,576.7
Share of results of joint ventures	(1.4)	(36.8)	15.2	(1.8)
Net finance results	837.9	681.5	2,909.2	1,703.7
Exceptional items	16.6	18.9	167.9	48.2
Normalized Operating Profit	4,912.8	5,333.2	13,401.6	14,326.8
Depreciation & amortization - total	1,671.5	1,730.3	4,902.2	5,082.5
Normalized EBITDA	6,584.3	7,063.5	18,303.9	19,409.2
Exceptional items	(16.6)	(18.9)	(167.9)	(48.2)
Share of results of joint ventures	1.4	36.8	(15.2)	1.8
EBITDA	6,569.1	7,081.4	18,120.8	19,362.9

ambev.com.br	Press Release – October 31st, 2024

Page | 18

SHARE BUYBACK PROGRAM

On October 30th, 2024, our Board of Directors approved a share buyback program for the repurchase of shares issued by the Company up to the limit of 155,159,038 common shares (“Program”), with the primary purpose of cancelation, and the shares not canceled may be held in treasury, transferred and/or used to cover any share delivery requirements contemplated in the Company's share-based compensation plans. The Program will be in effect until April 30, 2026.

Additional information about the Program is available to shareholders on the websites of the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/en?set_language=en), B3 S.A. - Brasil, Bolsa, Balcão (https://www.b3.com.br/en_us/) and the Company (https://ri.ambev.com.br/en/).

ambev.com.br	Press Release – October 31st, 2024

Page | 19

3Q 2024 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto Chief Executive Officer Lucas Machado Lira Chief Financial and Investor Relations Officer
Language:	English and Portuguese (simultaneous translation)
Date:	October 31st, 2024 (Thursday)
Time:	12:30 (Brasília) 11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company as indicated in our website can participate and apply for Q&A by clicking here.

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Leandro Ferreira De Souza

guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – October 31st, 2024

Page | 20

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2023 (3Q23). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ambev.com.br	Press Release – October 31st, 2024

Page | 21

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	3Q23	3Q24%		3Q23	3Q24%		3Q23	3Q24%		3Q23	3Q24%		3Q23	3Q24%		3Q23	3Q24%		3Q23	3Q24%
Volume ('000 hl)	23,213.4	23,344.3	0.6%	8,211.6	8,493.0	3.4%	31,425.0	31,837.2	1.3%	3,124.8	3,109.6	-0.5%	8,307.9	7,665.0	-7.7%	2,486.3	2,450.8	-1.4%	45,344.0	45,062.6	-0.6%
R$ million
Net revenue	9,552.5	9,886.3	3.5%	1,806.3	2,073.0	14.8%	11,358.8	11,959.3	5.3%	2,469.2	2,858.5	4.7%	3,898.0	4,381.8	6.9%	2,591.8	2,897.1	0.1%	20,317.8	22,096.7	4.9%
% of total	47.0%	44.7%	-	8.9%	9.4%	-	55.9%	54.1%	-	12.2%	12.9%	-	19.2%	19.8%	-	12.8%	13.1%	-	100.0%	100.0%	-
COGS	(4,790.7)	(4,825.1)	0.7%	(1,067.9)	(1,129.7)	5.8%	(5,858.6)	(5,954.8)	1.6%	(1,317.9)	(1,288.9)	-11.9%	(1,972.8)	(2,498.1)	7.0%	(1,073.7)	(1,230.9)	2.5%	(10,223.0)	(10,972.6)	1.0%
% of total	46.9%	44.0%	-	10.4%	10.3%	-	57.3%	54.3%	-	12.9%	11.7%	-	19.3%	22.8%	-	10.5%	11.2%	-	100.0%	100.0%	-
Gross profit	4,761.8	5,061.3	6.3%	738.4	943.3	27.7%	5,500.2	6,004.5	9.2%	1,151.4	1,569.7	23.6%	1,925.1	1,883.8	6.9%	1,518.0	1,666.2	-1.7%	10,094.8	11,124.1	8.7%
% of total	47.2%	45.5%	-	7.3%	8.5%	-	54.5%	54.0%	-	11.4%	14.1%	-	19.1%	16.9%	-	15.0%	15.0%	-	100.0%	100.0%	-
SG&A	(2,864.0)	(3,008.3)	5.0%	(500.0)	(574.3)	14.9%	(3,363.9)	(3,582.5)	6.5%	(395.3)	(587.4)	32.9%	(991.5)	(1,246.3)	9.5%	(905.9)	(970.1)	-4.8%	(5,656.7)	(6,386.3)	7.0%
% of total	50.6%	47.1%	-	8.8%	9.0%	-	59.5%	56.1%	-	7.0%	9.2%	-	17.5%	19.5%	-	16.0%	15.2%	-	100.0%	100.0%	-
Other operating income/(expenses)	385.1	461.6	5.1%	109.4	103.9	-14.3%	494.5	565.5	0.8%	(16.9)	2.1	-111.0%	(6.1)	26.4	nm	3.2	1.3	-73.6%	474.7	595.3	7.7%
% of total	81.1%	77.5%	-	23.0%	17.4%	-	104.2%	95.0%	-	-3.6%	0.4%	-	-1.3%	4.4%	-	0.7%	0.2%	-	100.0%	100.0%	-
Normalized Operating Profit	2,283.0	2,514.7	7.6%	347.9	472.9	33.0%	2,630.9	2,987.5	11.0%	739.1	984.4	21.7%	927.6	663.9	5.9%	615.2	697.3	2.6%	4,912.8	5,333.1	10.6%
% of total	46.5%	47.2%	-	7.1%	8.9%	-	53.6%	56.0%	-	15.0%	18.5%	-	18.9%	12.4%	-	12.5%	13.1%	-	100.0%	100.0%	-
Normalized EBITDA	3,204.8	3,448.5	5.8%	454.9	563.6	21.7%	3,659.7	4,012.0	7.8%	924.9	1,194.8	17.7%	1,234.5	1,008.3	9.0%	765.2	848.2	0.0%	6,584.3	7,063.4	8.5%
% of total	48.7%	48.8%	-	6.9%	8.0%	-	55.6%	56.8%	-	14.0%	16.9%	-	18.7%	14.3%	-	11.6%	12.0%	-	100.0%	100.0%	-

% of net revenue
Net revenue	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-
COGS	-50.2%	-48.8%	-	-59.1%	-54.5%	-	-51.6%	-49.8%	-	-53.4%	-45.1%	-	-50.6%	-57.0%	-	-41.4%	-42.5%	-	-50.3%	-49.7%	-
Gross profit	49.8%	51.2%	-	40.9%	45.5%	-	48.4%	50.2%	-	46.6%	54.9%	-	49.4%	43.0%	-	58.6%	57.5%	-	49.7%	50.3%	-
SG&A	-30.0%	-30.4%	-	-27.7%	-27.7%	-	-29.6%	-30.0%	-	-16.0%	-20.5%	-	-25.4%	-28.4%	-	-35.0%	-33.5%	-	-27.8%	-28.9%	-
Other operating income/(expenses)	4.0%	4.7%	-	6.1%	5.0%	-	4.4%	4.7%	-	-0.7%	0.1%	-	-0.2%	0.6%	-	0.1%	0.0%	-	2.3%	2.7%	-
Normalized Operating Profit	23.9%	25.4%	-	19.3%	22.8%	-	23.2%	25.0%	-	29.9%	34.4%	-	23.8%	15.2%	-	23.7%	24.1%	-	24.2%	24.1%	-
Normalized EBITDA	33.5%	34.9%	-	25.2%	27.2%	-	32.2%	33.5%	-	37.5%	41.8%	-	31.7%	23.0%	-	29.5%	29.3%	-	32.4%	32.0%	-

Per hectoliter - (R$/hl)
Net revenue	411.5	423.5	2.9%	220.0	244.1	11.0%	361.5	375.6	3.9%	790.2	919.3	5.2%	469.2	571.7	15.9%	1,042.4	1,182.1	1.5%	448.1	490.4	5.5%
COGS	(206.4)	(206.7)	0.2%	(130.0)	(133.0)	2.3%	(186.4)	(187.0)	0.3%	(421.7)	(414.5)	-11.4%	(237.5)	(325.9)	15.9%	(431.9)	(502.2)	4.0%	(225.5)	(243.5)	1.6%
Gross profit	205.1	216.8	5.7%	89.9	111.1	23.5%	175.0	188.6	7.8%	368.5	504.8	24.2%	231.7	245.8	15.8%	610.6	679.9	-0.2%	222.6	246.9	9.4%
SG&A	(123.4)	(128.9)	4.4%	(60.9)	(67.6)	11.1%	(107.0)	(112.5)	5.1%	(126.5)	(188.9)	33.5%	(119.3)	(162.6)	18.7%	(364.4)	(395.9)	-3.5%	(124.8)	(141.7)	7.7%
Other operating income/(expenses)	16.6	19.8	4.5%	13.3	12.2	-17.1%	15.7	17.8	-0.5%	(5.4)	0.7	nm	(0.7)	3.4	nm	1.3	0.5	-73.2%	10.5	13.2	8.4%
Normalized Operating Profit	98.3	107.7	7.0%	42.4	55.7	28.6%	83.7	93.8	9.6%	236.5	316.6	22.3%	111.6	86.6	14.8%	247.5	284.5	4.1%	108.3	118.3	11.3%
Normalized EBITDA	138.1	147.7	5.2%	55.4	66.4	17.6%	116.5	126.0	6.4%	296.0	384.2	18.3%	148.6	131.6	18.2%	307.8	346.1	1.4%	145.2	156.7	9.2%

ambev.com.br	Press Release – October 31st, 2024

Page | 22

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD23	YTD24%		YTD23	YTD24%		YTD23	YTD24%		YTD23	YTD24%		YTD23	YTD24%		YTD23	YTD24%		YTD23	YTD24%
Volume ('000 hl)	66,791.6	68,335.3	2.3%	23,717.2	25,094.3	5.8%	90,508.8	93,429.6	3.2%	8,821.3	9,059.0	2.7%	25,247.1	22,387.8	-11.3%	6,990.2	6,628.5	-5.2%	131,567.4	131,504.8	0.0%
R$ million
Net revenue	27,533.3	28,885.3	4.9%	5,238.3	6,001.5	14.6%	32,771.5	34,886.7	6.5%	7,248.4	7,753.2	7.1%	12,295.9	12,392.4	3.8%	7,431.8	7,384.9	-3.7%	59,747.6	62,417.3	4.7%
% of total	46.1%	46.3%	-	8.8%	9.6%	-	54.8%	55.9%	-	12.1%	12.4%	-	20.6%	19.9%	-	12.4%	11.8%	-	100.0%	100.0%	-
COGS	(14,123.5)	(14,252.7)	0.9%	(3,005.6)	(3,306.3)	10.0%	(17,129.1)	(17,559.0)	2.5%	(3,694.7)	(3,593.1)	-3.1%	(6,021.6)	(6,775.8)	2.7%	(3,144.9)	(3,163.6)	-2.5%	(29,990.3)	(31,091.6)	1.3%
% of total	47.1%	45.8%	-	10.0%	10.6%	-	57.1%	56.5%	-	12.3%	11.6%	-	20.1%	21.8%	-	10.5%	10.2%	-	100.0%	100.0%	-
Gross profit	13,409.7	14,632.6	9.1%	2,232.7	2,695.2	20.7%	15,642.4	17,327.8	10.8%	3,553.7	4,160.1	17.7%	6,274.3	5,616.6	4.9%	4,286.9	4,221.3	-4.6%	29,757.3	31,325.7	8.1%
% of total	45.1%	46.7%	-	7.5%	8.6%	-	52.6%	55.3%	-	11.9%	13.3%	-	21.1%	17.9%	-	14.4%	13.5%	-	100.0%	100.0%	-
SG&A	(8,716.0)	(9,278.2)	6.5%	(1,563.9)	(1,643.6)	5.1%	(10,279.9)	(10,921.8)	6.2%	(1,433.0)	(1,585.5)	10.2%	(3,277.7)	(3,597.6)	5.3%	(2,717.4)	(2,601.9)	-7.2%	(17,707.9)	(18,706.8)	4.3%
% of total	49.2%	49.6%	-	8.8%	8.8%	-	58.1%	58.4%	-	8.1%	8.5%	-	18.5%	19.2%	-	15.3%	13.9%	-	100.0%	100.0%	-
Other operating income/(expenses)	988.7	1,359.1	25.6%	328.2	312.0	-11.2%	1,316.9	1,671.1	16.4%	(12.4)	8.3	-164.3%	31.9	18.8	102.8%	15.9	9.7	-41.0%	1,352.2	1,707.9	19.4%
% of total	73.1%	79.6%	-	24.3%	18.3%	-	97.4%	97.8%	-	-0.9%	0.5%	-	2.4%	1.1%	-	1.2%	0.6%	-	100.0%	100.0%	-
Normalized Operating Profit	5,682.4	6,713.4	16.1%	997.0	1,363.6	34.7%	6,679.4	8,077.1	18.9%	2,108.3	2,582.9	23.9%	3,028.5	2,037.8	5.5%0%	1,585.5	1,629.1	-0.4%	13,401.6	14,326.8	14.3%
% of total	42.4%	46.9%	-	7.4%	9.5%	-	49.8%	56.4%	-	15.7%	18.0%	-	22.6%	14.2%	-	11.8%	11.4%	-	100.0%	100.0%	-
Normalized EBITDA	8,351.5	9,520.8	12.6%	1,318.7	1,675.1	25.5%	9,670.2	11,195.9	14.4%	2,695.6	3,164.4	18.6%	3,942.3	3,011.4	nm	1,995.8	2,037.4	-1.1%	18,303.9	19,409.2	12.0%
% of total	45.6%	49.1%	-	7.2%	8.6%	-	52.8%	57.7%	-	14.7%	16.3%	-	21.5%	15.5%	-	10.9%	10.5%	-	100.0%	100.0%	-

% of net revenue
Net revenue	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-
COGS	-51.3%	-49.3%	-	-57.4%	-55.1%	-	-52.3%	-50.3%	-	-51.0%	-46.3%	-	-49.0%	-54.7%	-	-42.3%	-42.8%	-	-50.2%	-49.8%	-
Gross profit	48.7%	50.7%	-	42.6%	44.9%	-	47.7%	49.7%	-	49.0%	53.7%	-	51.0%	45.3%	-	57.7%	57.2%	-	49.8%	50.2%	-
SG&A	-31.7%	-32.1%	-	-29.9%	-27.4%	-	-31.4%	-31.3%	-	-19.8%	-20.4%	-	-26.7%	-29.0%	-	-36.6%	-35.2%	-	-29.6%	-30.0%	-
Other operating income/(expenses)	3.6%	4.7%	-	6.3%	5.2%	-	4.0%	4.8%	-	-0.2%	0.1%	-	0.3%	0.2%	-	0.2%	0.1%	-	2.3%	2.7%	-
Normalized Operating Profit	20.6%	23.2%	-	19.0%	22.7%	-	20.4%	23.2%	-	29.1%	33.3%	-	24.6%	16.4%	-	21.3%	22.1%	-	22.4%	23.0%	-
Normalized EBITDA	30.3%	33.0%	-	25.2%	27.9%	-	29.5%	32.1%	-	37.2%	40.8%	-	32.1%	24.3%	-	26.9%	27.6%	-	30.6%	31.1%	-

Per hectoliter - (R$/hl)
Net revenue	412.2	422.7	2.5%	220.9	239.2	8.3%	362.1	373.4	3.1%	821.7	855.9	4.3%	487.0	553.5	17.1%	1,063.2	1,114.1	1.5%	454.1	474.6	4.8%
COGS	(211.5)	(208.6)	-1.4%	(126.7)	(131.8)	4.0%	(189.3)	(187.9)	-0.7%	(418.8)	(396.6)	-5.7%	(238.5)	(302.7)	15.8%	(449.9)	(477.3)	2.8%	(227.9)	(236.4)	1.4%
Gross profit	200.8	214.1	6.7%	94.1	107.4	14.1%	172.8	185.5	7.3%	402.9	459.2	14.6%	248.5	250.9	18.3%	613.3	636.8	0.6%	226.2	238.2	8.2%
SG&A	(130.5)	(135.8)	4.0%	(65.9)	(65.5)	-0.7%	(113.6)	(116.9)	2.9%	(162.4)	(175.0)	7.3%	(129.8)	(160.7)	18.7%	(388.7)	(392.5)	-2.1%	(134.6)	(142.3)	4.4%
Other operating income/(expenses)	14.8	19.9	22.8%	13.8	12.4	-16.1%	14.5	17.9	12.8%	(1.4)	0.9	-162.6%	1.3	0.8	128.7%	2.3	1.5	-37.8%	10.3	13.0	19.5%
Normalized Operating Profit	85.1	98.2	13.5%	42.0	54.3	27.3%	73.8	86.5	15.1%	239.0	285.1	20.7%	120.0	91.0	18.9%	226.8	245.8	5.0%	101.9	108.9	14.4%
Normalized EBITDA	125.0	139.3	10.1%	55.6	66.8	18.6%	106.8	119.8	10.8%	305.6	349.3	15.5%	156.1	134.5	nm	285.5	307.4	4.3%	139.1	147.6	12.1%

ambev.com.br	Press Release – October 31st, 2024

Page | 23

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2023	September 30, 2024

Assets
Current assets
Cash and cash equivalents	16,059.0	19,784.4
Investment securities	277.2	1,154.7
Trade receivables	5,741.5	6,087.5
Derivative financial instruments	378.0	533.7
Inventories	9,619.0	11,093.3
Recoverable indirect taxes	3,435.7	2,471.6
Other assets	1,052.7	1,547.8
Total	36,563.1	42,672.9

Non-current assets
Investment securities	242.2	248.0
Derivative financial instruments	1.7	2.4
Recoverable indirect taxes	11,325.1	11,264.8
Deferred tax assets	7,969.6	9,138.2
Other assets	1,520.7	1,353.1
Employee benefits	57.3	65.6
Long term assets	21,116.5	22,072.1

Investments in joint ventures	289.1	328.0
Property, plant and equipment	26,630.2	28,767.6
Intangible	10,041.7	11,552.3
Goodwill	38,003.6	41,893.4
	96,081.1	104,613.4

Total assets	132,644.1	147,286.4

Equity and liabilities
Current liabilities
Trade payables	23,195.1	21,071.8
Derivative financial instruments	751.4	185.2
Interest-bearing loans and borrowings	1,298.1	1,211.1
Payroll and social security payables	2,128.5	2,531.6
Dividends and interest on shareholder´s equity payable	1,526.2	1,666.4
Income tax and social contribution payable	1,340.5	1,604.3
Taxes and contributions payable	6,236.6	4,086.6
Put option granted on subsidiaries and other liabilities	4,110.1	2,815.8
Provisions	418.4	500.3
	41,004.9	35,673.1

Non-current liabilities
Trade payables	307.3	343.4
Derivative financial instruments	11.6	-
Interest-bearing loans and borrowings	2,203.0	2,169.2
Deferred tax liabilities	3,318.4	4,567.5
Income tax and social contribution payable	1,487.1	1,339.8
Taxes and contributions payable	513.3	573.0
Put option granted on subsidiary and other liabilities	1,083.2	944.7
Provisions	559.6	621.0
Employee benefits	2,011.8	2,170.7
	11,495.4	12,729.2

Total liabilities	52,500.3	48,402.3

Equity
Issued capital	58,177.9	58,226.0
Reserves	98,669.4	98,560.8
Comprehensive income	(77,878.0)	(73,481.0)
Retained earnings	-	14,834.6
Equity attributable to equity holders of Ambev	78,969.3	98,140.4
Non-controlling interests	1,174.5	743.7
Total Equity	80,143.8	98,884.1

Total equity and liabilities	132,644.1	147,286.4

ambev.com.br	Press Release – October 31st, 2024

Page | 24

CONSOLIDATED INCOME STATEMENT	3Q23	3Q24	YTD23	YTD24
R$ million

Net revenue	20,317.8	22,096.7	59,747.6	62,417.3
Cost of goods sold	(10,223.0)	(10,972.6)	(29,990.3)	(31,091.6)
Gross profit	10,094.7	11,124.1	29,757.3	31,325.7

Distribution expenses	(2,607.8)	(2,828.3)	(8,206.2)	(8,269.8)
Sales and marketing expenses	(1,776.9)	(2,028.0)	(5,608.5)	(6,123.7)
Administrative expenses	(1,272.0)	(1,530.0)	(3,893.2)	(4,313.4)
Other operating income/(expenses)	474.7	595.3	1,352.2	1,707.9

Normalized Operating Profit	4,912.8	5,333.2	13,401.6	14,326.8

Exceptional items	(16.6)	(18.9)	(167.9)	(48.2)

Income from operations	4,896.1	5,314.3	13,233.7	14,278.6

Net finance results	(837.9)	(681.5)	(2,909.2)	(1,703.7)
Share of results of joint ventures	1.4	36.8	(15.2)	1.8

Profit before income tax	4,059.7	4,669.6	10,309.3	12,576.7

Income tax expense	(44.7)	(1,103.3)	122.7	(2,754.4)

Profit	4,015.0	3,566.3	10,432.0	9,822.4
Equity holders of Ambev	3,911.7	3,460.3	10,114.3	9,556.9
Non-controlling interest	103.3	106.0	317.7	265.5

Basic earnings per share (R$)	0.25	0.22	0.64	0.61
Diluted earnings per share (R$)	0.25	0.22	0.64	0.60

Normalized Profit	4,038.9	3,579.6	10,559.7	9,855.9

Normalized basic earnings per share (R$)	0.25	0.22	0.65	0.61
Normalized diluted earnings per share (R$)	0.25	0.22	0.65	0.61

Nº of basic shares outstanding (million of shares)	15,745.5	15,726.8	15,745.3	15,736.6
Nº of diluted shares outstanding (million if shares)	15,843.6	15,814.0	15,843.4	15,823.7

ambev.com.br	Press Release – October 31st, 2024

Page | 25

CONSOLIDATED STATEMENT OF CASH FLOWS	3Q23	3Q24	YTD23	YTD24
R$ million

Profit	4,015.0	3,566.3	10,432.0	9,822.4
Depreciation, amortization and impairment	1,671.5	1,730.3	4,902.2	5,082.4
Impairment losses on receivables and inventories	87.9	68.4	272.1	245.7
Additions/(reversals) in provisions and employee benefits	35.2	79.4	107.3	210.4
Net finance cost	837.9	681.5	2,909.2	1,703.7
Loss/(gain) on sale of property, plant and equipment and intangible assets	(12.0)	(33.0)	(54.6)	(74.9)
Equity-settled share-based payment expense	87.8	102.8	269.7	287.2
Income tax expense	44.7	1,103.3	(122.7)	2,754.4
Share of result of joint ventures	(1.4)	(36.8)	15.2	(1.8)
Hedge operations results	1.4	(345.4)	(239.9)	(374.9)
Other non-cash items included in the profit	-	-	(9.0)	-
Cash flow from operating activities before changes in working capital and provisions	6,767.9	6,916.7	18,481.5	19,654.7
(Increase)/decrease in trade and other receivables	(373.1)	19.2	(581.5)	(264.8)
(Increase)/decrease in inventories	996.5	78.9	834.0	(1,270.5)
Increase/(decrease) in trade and other payables	273.4	946.6	(5,612.1)	(3,426.7)
Cash generated from operations	7,664.7	7,961.4	13,121.9	14,692.7
Interest paid	(264.5)	(133.9)	(552.4)	(404.7)
Interest received	257.0	346.2	629.4	1,098.9
Dividends received	5.9	10.0	11.2	21.4
Income tax and social contributions paid	259.8	(75.3)	(2,447.8)	(3,223.6)
Cash flow from operating activities	7,923.0	8,108.4	10,762.4	12,184.8

Proceeds from sale of property, plant, equipment and intangible assets	25.5	26.5	83.8	117.5
Acquisition of property, plant, equipment and intangible assets	(1,282.7)	(1,186.0)	(3,731.4)	(3,230.0)
Acquisition of subsidiaries, net of cash acquired	(46.5)	(0.2)	(46.5)	3.4
Capital contributions to affiliates and subsidiaries	2.1	-	(6.3)	-
(Investments)/net proceeds of debt securities	91.5	32.1	191.2	(877.2)
Net proceeds/(acquisition) of other assets	-	(6.4)	-	(6.4)
Cash flow used in investing activities	(1,210.1)	(1,134.0)	(3,509.2)	(3,992.7)

Capital increase	-	-	14.5	17.5
Capital increase in non-controlling	-	(0.0)	-	(1.3)
Proceeds/(repurchase) of shares	(54.1)	(0.2)	(79.1)	(367.6)
Acquisition of non-controlling interests	-	-	-	(1,717.0)
Proceeds from borrowings	1.1	27.1	39.5	460.3
Repayment of borrowings	(48.0)	(49.5)	(180.0)	(557.4)
Cash net finance costs other than interests	(861.4)	(647.6)	(2,800.0)	(1,741.4)
Payment of lease liabilities	(314.3)	(327.6)	(827.6)	(994.9)
Dividends and interest on shareholders’ equity paid	(125.4)	(89.9)	(292.2)	(187.5)
Cash flow from financing activities	(1,402.0)	(1,087.9)	(4,125.0)	(5,089.2)

Net increase/(decrease) in Cash and cash equivalents	5,310.8	5,886.5	3,128.2	3,102.8
Cash and cash equivalents less bank overdrafts at the beginning of the period	12,013.1	14,154.4	14,852.1	16,059.0
Effect of exchange rate fluctuations	88.6	(256.6)	(567.9)	622.5
Cash and cash equivalents less bank overdrafts at the end of the period	17,412.5	19,784.4	17,412.5	19,784.4

ambev.com.br	Press Release – October 31st, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer